January 31, 2020

Tie Li
Director and Chief Financial Officer
Leading Ideal Inc.
8th Floor, Block D, Building 8,
4th District of Wangjing East Garden,
Chaoyang District, Beijing 100102
People's Republic of China

       Re: Leading Ideal Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Filed January 17, 2020
           CIK No. 0001791706

Dear Mr. Li:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 2, 2020 letter.

Draft Registration Statement on Form F-1 Filed on January 20, 2020

21. Convertible Redeemable Preferred Shares and Warrants
Accounting for Preferred Shares, page F-52

1. We note your response to prior comment number 17. Given that you do not expressly identify the independent appraiser as an expert, please remove the reference to the independent appraiser from the filing.
Exhibit 5.1, page i

2. We note your reference to the company's register of members included in the opinion
 Tie Li
Leading Ideal Inc.
January 31, 2020
Page 2
       section. Please expand your disclosure under "Description of Share
Capital   Ordinary
       Shares" to discuss the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note that the depositary will initially hold the ordinary shares underlying the ADSs. You should therefore discuss the ability to seek rectification of the register of members, as necessary.
Exhibit 99.2, page ii

3. Please reconcile, as necessary, your disclosure regarding the enforceability of the VIE agreements in paragraph C.(1) with your disclosure in the registration statement that not all of the equity interest agreements have been registered. See the disclosure in the risk factor on page 37, "Our ability to enforce the equity pledge agreements...".
       You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel,
Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameTie Li
                                                             Division of
Corporation Finance
Comapany NameLeading Ideal Inc.
                                                             Office of
Manufacturing
January 31, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName